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SEC FILE NUMBER
8-18210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OFFICIAL USE ONLY
FIRM I.D. NO.

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercantile Brokerage Services, Inc.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Hopkins Plaza
(No. and Street)

Baltimore (City) MD (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie Stein, President (410) 237-5583
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 200 (Address) Richmond, (City) VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bonnie Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercantile Brokerage Services, Inc., as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bonnie B. Stein
Signature

President
Title

Vicki Foster
Notary Public


VICKI FOSTER
CARROLL CO., MD.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.

FOR OFFICIAL USE ONLY

- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Mercantile Brokerage Services, Inc.
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Mercantile Brokerage Services, Inc. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mercantile Brokerage Services, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Richmond, Virginia
February 22, 2007

Mercantile Brokerage Services, Inc.

Statement Of Financial Condition
December 31, 2006

Assets		
Cash deposited at clearing firm	$	1,906,444
Cash deposited at Parent		290,715
Accounts receivable		30,000
State income taxes receivable		59,431
Prepaid expenses		10,538
Fixed assets, net of accumulated depreciation		260,210
Goodwill		3,761,294
Other assets		120,246
Total assets	$	6,438,878

Liabilities And Stockholder's Equity		
Liabilities:		
Accounts payable	$	163,387
Accrued expenses		137,426
Payable due to Parent		24,477
Deferred tax liability		1,024
Pension plan payable to Mercantile Bankshares Corporation		26,248
Total liabilities		352,562
Stockholder's Equity		
Common stock, par value $1; 50,000 Class A authorized, 15,000 shares issued and outstanding; 50,000 Class B authorized, no shares issued and outstanding		15,000
Additional paid-in capital		4,980,178
Retained earnings		1,091,138
Total stockholder's equity		6,086,316
Total liabilities and stockholder's equity	$	6,438,878

See Notes To Statement Of Financial Condition.

Mercantile Brokerage Services, Inc.

Notes To Statement Of Financial Condition

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Mercantile Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Mercantile-Safe Deposit and Trust Company (the Parent Company), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commissions and related clearing expenses are recorded on the trade-date basis. Annuity fee income and related expenses are recorded when earned.

Cash and cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments, with original maturities of less than ninety days. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Fixed assets: Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the properties or the life of the lease, if shorter. Expenditures for repairs and maintenance are charged to operating expenses as incurred and the costs of improvements are capitalized. Gains or losses realized on the disposition of fixed assets are reflected in the statement of operations.

Goodwill: As required by FAS 142, the Company evaluates the carrying amount of goodwill for impairment by analyzing historical and estimated future income and undiscounted cash flows of the related business. At December 31, 2006, there was no impairment of goodwill.

Valuation of long-lived assets: The Company accounts for the valuation of long-lived assets under Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceeds the estimated value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less cost to sell.

Note 1. Nature Of Business And Significant Accounting Policies (Continued)

Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards: In July 2006 the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to retained earnings. The Company expects to adopt FIN 48 in the first quarter of 2007, and is currently assessing the impact of FIN 48 on its financial position and results of operations.

Note 2. Business Combinations

Acquisition: On December 4, 2002, Mercantile-Safe Deposit and Trust Company formed a new subsidiary entitled Mercantile/Peremel, LLC. As of the close of business on March 31, 2003, Mercantile/Peremel, LLC completed its acquisition of Peremel and Company, Inc. The total consideration consisted of cash paid to the prior owners of Peremel and Company, Inc. The acquisition has been accounted for as a purchase and the acquisition cost of $4,619,178 has been allocated to the assets acquired based on estimates of their respective fair values. Assets acquired less liabilities assumed totaled $1,006,384. The remaining $3,612,794, representing the excess of acquisition cost over the fair value of tangible assets, was allocated to goodwill. Subsequent to the acquisition, an additional $150,000 in acquisition expenses were paid, of which $148,500 was added to goodwill. This results in total goodwill recorded at December 31, 2006 of $3,761,294, none of which is deductible for tax purposes.

Note 3. Fixed Assets

Fixed assets consisted of the following at December 31, 2006:

			Useful Life
Leasehold improvements	$	160,796	Lease term
Furniture and fixtures		112,145	3 years
Equipment		51,456	3 years
Automobiles		41,144	4 years
		365,541	
Less: Accumulated depreciation		(105,331)	
	$	260,210	

Note 4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company has a payable due to the Parent Company for its federal tax expense of $24,477 at December 31, 2006.

Note 5. Lease Commitments

The Company and the Parent Company lease office facilities under operating lease agreements with various expirations through 2010. The leases provide for annual rent escalations over the lease terms.

Future minimum rentals under these leases as of December 31, 2006 are as follows:

Years Ending December 31,		
2007	$	160,795
2008		163,812
2009		89,060
2010		34,460
	$	448,127

Note 6. Related Party Transactions

The Company currently receives commissions from various insurance companies for the sale of fixed and variable annuities. The Company also has a dealer selling agreement with Mercantile Funds, Inc. and receives 12b-1 fees and commission revenue.

Mercantile Bankshares Corporation (MBC) sponsors qualified and nonqualified pension plans for its employees. Included in the other postretirement benefit plans are healthcare and life insurance. The Company has adopted the MBC healthcare and life insurance plans.

Note 7. Contingencies

The Company is involved in legal actions arising in the normal course of its business. Any amounts unpaid are accrued for and included in accounts payable and accrued expenses in the statement of financial condition. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's statement of financial condition.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $1,945,816, which was $1,695,816 in excess of its net capital requirement of $250,000. At December 31, 2006, the Company's net capital ratio was .18 to 1.

Note 9. Financial Instruments With Off-Balance-Sheet Risk And Concentration Of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.

END